December 10, 2019

Securities and Exchange Commission

Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

Attn: Diane Fritz and Anuja A. Majmudar

Re:	American Energy Partners, Inc.
Amendment No. 1 to Offering Statement on Form 1-A
Filed November 26, 2019
File No. 024-11091

Dear Ladies and Gentlemen:

Please find below responses to the question raised by the staff of the Securities and Exchange Commission in its letter dated December 6, 2019 (the “Comment Letter”) relating to the filing made by American Energy Partners, Inc. (the “Company”) referenced above.

The Company’s response is numbered to correspond to your comments. For your convenience, the comment contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Form 1-A filed on November 26, 2019

Financial Statements

Notes to the Consolidated Financial Statements (unaudited) - September 30, 2019 and 2018

Note 4. Acquisitions, page F-40

1. Revise to provide historical financial statements and pro forma financial information for Hickman Geological Consulting, LLC pursuant to Rules 8-04 and 8-05 of Regulation S-X or tell us why such information is not required. Refer to Part F/S (b)(7)(iii) and (b)(7)(iv) of Form 1-A.

Historical financial statements and pro forma financial information for Hickman Geological Consulting, LLC are provided and included in the Offering Statement.

Please call the undersigned at 212-658-0458 if you have any further questions.

Sincerely,

/s/ Peter DiChiara

Peter DiChiara, Esq.